ALLIANZ INDEX ADVANTAGE ADV℠ VARIABLE ANNUITY CONTRACT
Issued by Allianz Life® Variable Account B and Allianz Life Insurance Company of North America (Allianz Life®, we, us, our)
Prospectus Dated: May 1, 2017

The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage ADV Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract is designed to be used by purchasers who are working with a Financial Professional registered or affiliated with an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, or under state securities law, as applicable. Allianz Life is not an investment adviser, does not provide investment advice with regard to the Contract, and is not a party to any agreement between you and your Financial Professional. The Contract offers both variable investment options (Variable Options) and index-linked investment options (Index Options). (The Variable Options and the Index Options together are referred to as Allocation Options.) You can allocate your money (Purchase Payments) to any or all of the Variable Options or Index Options. The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). For an individually owned Contract, the annuity can be a single or joint annuity. The Contract has a six-year withdrawal charge period applicable only to the Index Options. **The Variable Options are not subject to a withdrawal charge. Amounts transferred from the Variable Options to the Index Options and subsequently withdrawn are subject to a Daily Adjustment (which may be negative) and a withdrawal charge.**

If you allocate Purchase Payments to the Variable Options, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options' performance. **The Variable Options do not provide any protection against loss of principal. You can lose money you allocate to the Variable Options.**

Variable Options Currently Available

AZL® MVP Growth Index Strategy Fund	AZL® MVP Balanced Index Strategy Fund	AZL® Government Money Market Fund

If you allocate Purchase Payments to the Index Options, you receive annual returns (Credits) based on the performance of one or more third-party broad based securities indices (Index or Indices). Unlike the Variable Options, the Index Options do not involve an indirect investment by you in any underlying fund and do not participate directly in the equity market. Instead, Credits are an obligation of Allianz Life, and are subject to the claims paying ability of Allianz Life. These Credits are calculated by us based on annual changes in the Index's value.

We currently offer four Index Credit calculation methods (Crediting Methods). These are the **Index Protection Strategy**, **Index Precision Strategy, Index Performance Strategy** and **Index Guard Strategy**. All Crediting Methods provide a combination of a Credit that is calculated by reference to Index performance, a level of protection against negative Index performance, and a limit or Cap on participation in positive Index performance. All of these Crediting Methods are described in more detail in section 7, Index Options.

Crediting Methods		Indices Currently Available
Index Protection Strategy	with….	S&P 500® Index
Index Precision Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®
Index Performance Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®
Index Guard Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®

NOTE FOR CONTRACTS ISSUED IN DELAWARE, WASHINGTON AND MISSOURI: The Index Protection Strategy is not available in these states. If the renewal Caps for the Index Performance Strategy and Index Guard Strategy, or the renewal Precision Rates for the Index Precision Strategy are not acceptable to you, you will not be able to transfer Index Option Value into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money.

The **Index Protection Strategy** provides a Declared Protection Strategy Credit (DPSC) if the Index's current value is equal to or greater than its value from one year ago. If the Index's current value is less than its value from one year ago you do not receive the DPSC, but you also do not receive a negative Credit. Amounts withdrawn from the Index Protection Strategy Index Option during the year do not receive the DPSC. We can change the amount of the DPSC at the beginning of each Index Year. The **Index Precision Strategy, Index Performance Strategy,** and **Index Guard Strategy** each provide a different form of Credit calculation. Under the Index Performance Strategy and Index Guard Strategy you receive a positive Performance Credit based on positive Index Return (annual change in Index value) subject to an upper limit called the Cap. If the Index Return is negative, you will receive a negative Performance Credit under the Index Performance Strategy if the loss is greater than a specified percentage called the Buffer. Under the Index Guard Strategy you receive a negative Performance Credit if the Index Return is negative; but your negative Credit will never be less than a specified percentage called the Floor. The Index Precision Strategy is a blend of the Index Protection Strategy and Index Performance Strategy. Under the Index Precision Strategy you receive a positive Performance Credit equal to the Precision Rate if the Index's current value is equal to or greater than its value from one year ago~~, similar to the DPSC.~~. This is similar to the DPSC in that a positive Credit is based on Index value (not Index Return) and will be equal to the rate set at the beginning of the year. Precision Rates will generally be greater than the DPSC, though they will be less than the Index Performance Strategy Caps. If the Index's current value is less than its value from one year ago you receive a negative Performance Credit under the Index Precision Strategy if the negative Index Return is greater than the Buffer~~.~~, which is similar to negative Performance Credits under the Index Performance Strategy. **A negative Performance Credit means that you can lose money. For more information please see "How Do the Index-Linked Crediting Methods Compare?" on page 14.**

We can change the Precision Rates and Caps at the beginning of each Index Year, but we establish the Buffers and Floors on the date we issue the Contract (Issue Date) and we cannot change them. ~~The~~ Precision Rates, Caps, Buffers and Floors can all be different ~~depending on~~. For example, Caps for the Index ~~Options you select~~Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy. Values allocated to the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options may fluctuate between Index Anniversaries. We base interim values on a calculation called the Daily Adjustment, which reflects changes in market value of an Index Option. An Index Year is a twelve-month period beginning on the Index Effective Date and each subsequent Index Anniversary. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date) and is the date we apply Credits. **You can lose money that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. This loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal due to the application of the Daily Adjustment.**

Values allocated to all of the Index Options may also fluctuate based on the Alternate Minimum Value. The Alternate Minimum Value is the guaranteed minimum on the value of each Index Option (Index Option Value) if you take a withdrawal, annuitize the Contract, transfer out of Index Options to the Variable Options, or if we pay a death benefit.

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest risk/return potential, and provides the most protection. Potential returns and risks are higher for the other Crediting Methods.

Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will ~~always~~generally be greater than the DPSC, ~~and~~though they will be less than the Index Performance Strategy Caps. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The Buffer has protection for smaller negative returns, but also has the potential for the largest loss in any one year. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffer.

All guarantees under the Contract are the obligations of Allianz Life and are subject to the claims paying ability of Allianz Life.

The Contract involves certain risks, as described in section 1, Risk Factors on page ~~21~~22 of this prospectus.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

The ~~content~~primary purpose of this prospectus is ~~general information~~to offer the product for ~~educational purposes,~~sale; it is not intended to constitute a suitability recommendation or fiduciary advice. Please consult your Financial Professional for a specific recommendation to purchase the Contract.

Allianz Life Variable Account B is the Separate Account that holds the assets allocated to the Variable Options. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC's website (www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI's table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.

Index Precision Strategy – one of the Index Crediting Methods available to you under the Contract described in section 7, Index Options. The Index Precision Strategy calculates Performance Credits based on Index values and Index Returns subject to the Precision Rate and Buffer. You can receive negative Performance Credits under this Crediting Method, **which means you can lose principal**. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will always be greater than the DPSC, and less than the Index Performance Strategy Caps. The Index Precision Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.

Index Protection Strategy – one of the Index Crediting Methods available to you under the Contract described in section 7, Index Options. The Index Protection Strategy is not available to Contracts issued in Delaware, Washington, or Missouri. Under the Index Protection Strategy you receive the DPSC if the Index's current value is equal to or greater than its value from one year ago. The Index Protection Strategy provides the most protection because you cannot receive a negative Credit under this Crediting Method

Index Return – annual change in Index value we use to determine the Performance Credits on each Index Anniversary. under the Index Performance Strategy and Index Guard Strategy, and negative Performance Credits under the Index Precision Strategy. The Index Return is an Index's current value, minus its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by the Index's value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary).

Index Year – any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Lock Date – under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy, this is the Business Day we process your request to lock in an Index Option Value (a Performance Lock) before the Index Anniversary.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Lock – a feature under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy that allows you to lock in each of your current Index Option Values before the Index Anniversary. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

Performance Credit – the Credit we apply on the Index Anniversary under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. We base Performance Credits on Index values and Index Returns limited by the Precision Rate, Cap, Buffer and Floor. Performance Credits can be negative, **which means that you can lose money**.

Precision Rate – the positive Performance Credit we apply under the Index Precision Strategy if the Index's current value is equal to or greater than its value from one year ago. We set a Precision Rate for each Index Precision Strategy Index Option on the Index Effective Date and each Index Anniversary. The Precision Rates applicable to your Contract are shown on the Index Options Statement.

Proxy Investment – an investment tracking mechanism we establish that is structured as a hypothetical set of call and put options designed to provide the same returns as the Performance Credits under the Index Precision Strategy, Index

SUMMARY

The Allianz Index Advantage ADV Variable Annuity is a variable and index-linked deferred annuity product. When you purchase a Contract, you tell us how to allocate your money. You can select any or all of the available Variable Options and Index Options. Check with your Financial Professional regarding availability of Allocation Options. Your allocations must be in whole percentages and we only allow allocations to the Index Options once each Index Year. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary. If you allocate money to the Variable Options offered through the Contract, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options performance.

If you allocate money to an Index Option, we calculate an annual return or Credit, on each Index Anniversary. The Credit is based on the change in value of one or more nationally recognized third-party broad based securities Indices. Credits may be positive, zero, or, in some instances, negative, depending on the Index Option you select. Positive Credits are limited by the DPSC under the Index Protection Strategy, the Precision Rates under the Index Precision Strategy, and the Caps under the Index Performance Strategy and Index Guard Strategy. Under the Index Precision Strategy and Index Performance Strategy, there are also Buffers on negative Credits, but there is no protection for negative Credits for losses greater than the Buffer. Under the Index Guard Strategy there is a Floor on negative Credits, which determines the minimum Performance Credit you can receive. Once we issue your Contract we can change the DPSC, Precision Rates and Caps annually. We establish the Buffers and Floors on the Issue Date and we cannot change them. ~~For newly issued Contracts, we~~We publish any changes to the Buffers and Floors~~,~~ for newly issued Contracts, and changes to initial and renewal DPSC, Precision Rates and Caps at least seven calendar days before they take effect on our website at www.allianzlife.com/iaadvrates.

> **NOTE:**
> - **You can lose money that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. You cannot lose money that you allocate to the Index Protection Strategy due to Index losses. The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy include a risk of potential loss of principal and this loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose principal even if the Index Return is positive on the date of withdrawal.**
> - **For Contracts issued in Delaware, Washington and Missouri:** The Index Protection Strategy is not available in these states. If the renewal Caps for the Index Performance Strategy and Index Guard Strategy or the renewal Precision Rates for the Index Precision Strategy are not acceptable to you, you will not be able to transfer Index Option Value into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money.

During the Index Year, the Index Protection Strategy Index Option Value does not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive the DPSC. On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. A Business Day is any day the New York Stock Exchange is open, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. **Even if the current Index Return during the Index Year is positive, or losses are within the Buffer for the Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. This means you could receive reduced principal even if the Index Return is positive on that day. Similarly, if the Index Return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary.**

The Contract has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase your Contract Value (the total of your Variable Account Value and all Index Option Values) fluctuates based on the returns of your selected Variable Options and Index Options. During the Accumulation Phase you can add Purchase Payments to your Contract, take withdrawals, and we pay a death benefit if you die.

The Accumulation Phase of your Contract ends and the Annuity Phase starts once you begin Annuity Payments. For an individually owned Contract, the annuity can be a single or joint annuity. You can take Annuity Payments based on your Contract Value as discussed in section 10, The Annuity Phase.

Who Should Consider Purchasing the Contract?

We designed the Contract for people who are looking for a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk.

We created the Contract for purchasers working with a Financial Professional who is registered as an investment adviser, or is an investment advisory representative of a registered investment adviser, and who is offering advisory services for a fee. A Financial Professional may also be a registered representative of a broker-dealer. However, we do not pay a sales commission to broker-dealers or their registered representatives in connection with sales of the Contract.

Your Financial Professional acts on your behalf, not ours. We are not party to any agreement between you and your Financial Professional, nor are we responsible for your Financial Professional's actions. We do not set your financial adviser's fee or receive any part of it. Any financial adviser fee you pay is in addition to this Contract's fees and expenses. You should ask your Financial Professional about compensation they receive in connection with this Contract. Allianz Life is not an investment adviser, and does not provide investment advice in connection with sales of the Contract. We are not a fiduciary to you, and do not make recommendations or assess suitability.

If you want to pay your financial adviser fee from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee from your Contract and pay it to your financial adviser. **We treat this fee payment as a withdrawal. These withdrawals will be subject to any applicable withdrawal charge.**

Financial adviser fees paid from a Non-Qualified Contract will be a taxable withdrawal to the extent that gain exists within the Contract. If any Owner is under age 59½, withdrawals may also be subject to a 10% additional federal tax. Financial adviser fees paid from an IRA will not be treated as a taxable withdrawal as long as the annuity contract is solely liable for the payment of the financial adviser fee. You should consult a tax adviser regarding the tax treatment of financial adviser fee payments.

We offer other annuity contracts that may address your investment and retirement needs. These contracts include variable annuities, variable and index-linked annuities, fixed annuities, and fixed index annuities. These annuity products may have different charges and fees and different allocation options. They may also offer different benefits more appropriate for your needs.

These alternative contracts may have different rates for the DPSC, Precision Rates, Caps, Buffers, and Floors. DPSCs and Caps may also be affected, positively or negatively, by expenses we incur in providing other contract features. For example, a contract that has a product fee may be able to set higher DPSCs, Precision Rates, and Caps than a contract without a product fee. Of course, the deduction of the product fee reduces Index Option Values, which may offset the effect of higher DPSCs, Precision Rates, and Caps. For more information about these contracts, please contact your Financial Professional or our Service Center.

What Are the Contract's Charges?

The Contract includes a product fee, contract maintenance charge, transfer fee, and withdrawal charge. These fees and charges are discussed in more detail in section 8, Expenses.

We assess a 0.25% annualized product fee. The fee is deducted quarterly during the Accumulation Phase while your Contract Value is positive. We calculate and accrue the fee on a daily basis as a percentage of the Charge Base. The Charge Base is the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. A Quarterly Contract Anniversary is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Anniversary.

We assess a $50 contract maintenance charge annually, but we waive this charge if your Contract Value is at least $100,000.

We assess a $25 transfer fee for each transfer in excess of 12 between the Variable Options in a Contract Year. A Contract Year is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary (a twelve-month anniversary of the Issue Date).

The withdrawal charge is calculated based upon Purchase Payments. The withdrawal charge period applies separately to each Purchase Payment. The withdrawal charge starts at 6.5% and decreases to zero after we have had a Purchase Payment for six complete years. During the period that the withdrawal charge applies, if you withdraw more than is allowed from the Index Options under the free withdrawal privilege, we may deduct a withdrawal charge. **The withdrawal charge does not apply to amounts withdrawn from the Variable Options. We only assess the withdrawal charge on and deduct the withdrawal charge from amounts withdrawn from the Index Options. Amounts transferred from the Variable Options to the Index Options and subsequently withdrawn are subject to a Daily Adjustment (which may be negative) and a withdrawal charge.** (See section 9, Access to Your Money – Free Withdrawal Privilege.)

Contract charges and pro-rata fees are assessed on any full or partial withdrawal from either the Variable Options or the Index Options as discussed in more detail in section 8, Expenses.

What Are the Contract's Benefits?

The Contract offers a variety of variable and index-linked Allocation Options, each with different return and risk characteristics. The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from the Index Options each Contract Year during the Accumulation Phase without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit in most states that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. Keep in mind that if you withdraw money from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary, we apply the Daily Adjustment when calculating your Index Option Value for the withdrawal, even if the withdrawal is not subject to a withdrawal charge. The Contract has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money and section 10, The Annuity Phase.) We also pay a death benefit to your Beneficiary(s) if you die before Annuity Payments begin.

What Are the Index-Linked Crediting Methods and How Do They Work?

The Contract offers four Index Crediting Methods: the **Index Protection Strategy, Index Precision Strategy, Index Performance Strategy and Index Guard Strategy**. However, the Index Protection Strategy is not available to Contracts issued in Delaware, Missouri or Washington. All of these Crediting Methods are compared as described later in this section under "How Do the Index-Linked Crediting Methods Compare?" They are also described in more detail in section 7, Index Options.

The **Index Protection Strategy** provides a DPSC on each Index Anniversary if the Index's current value is equal to or greater than its value from one year ago, regardless of the amount of actual Index Return. If the Index's current value is less than its value from one year ago you do not receive the DPSC, but you also do not receive a negative Credit.

The **Index Performance Strategy** provides a positive Performance Credit if the Index Return is positive, adjusted by an upper limit called the Cap. If the Index Return is negative, you will receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. A negative Performance Credit means that you can lose money. If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.

The **Index Precision Strategy** is a blend of the Index Protection Strategy and Index Performance Strategy. It provides a positive Performance Credit equal to the Precision Rate on each Index Anniversary if the Index's current value is equal to or greater than its value from one year ago, similar to the DPSC. This is similar to the DPSC in that a positive Credit is based on Index value (not Index Return) and will be equal to the rate set at the beginning of the year. Precision Rates will generally be greater than the DPSC, though they will be less than the Index Performance Strategy Caps. If the Index's current value is less than its value from one year ago you receive a negative Performance Credit if the negative Index Return is greater than the Buffer., which is similar to negative Performance Credits under the Index Performance Strategy. **A negative Performance Credit means that you can lose money.** If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.

The **Index Guard Strategy** also provides a positive Performance Credit if the Index Return is positive, limited by the Cap. If the Index Return is zero, your Performance Credit is zero. You will receive a negative Performance Credit if the Index Return is negative, but your negative Credit will never be less than a specified percentage called the Floor. **A negative Performance Credit means that you can lose money.**

We cannot eliminate or modify the four Crediting Methods; however, we can adjust the renewal DPSC, Precision Rates and Caps each Index Year. We can replace an Index as described in section 1, Risk Factors – Substitution of an Index. We can add new Crediting Methods to your Contract in the future, and you can select these Crediting Methods if they are made available to you.

When Do You Establish the Values Used to Determine Index-Linked Credits?

We establish the Buffers and Floors when we issue the Contract and they do not change after the Issue Date. However, the Buffers and Floors we currently offer for newly issued Contracts may change before we issue your Contract. For information on the Buffers and Floors we currently offer for newly issued Contracts, see our website at www.allianzlife.com/iaadvrates. For newly issued Contracts, we publish any changes to the Buffers and Floors on our website at least seven calendar days before they take effect. The minimum Buffer is 5%, and the minimum Floor is -25%. Your actual Buffers and Floors are stated in your Contract. ~~Buffers and Floors can be different for different Index Options.~~

We establish the initial DPSC, Precision Rates and Caps for your Contract on the Index Effective Date. The initial DPSC, Precision Rates and Caps we currently offer for newly issued Contracts are set and can be changed by us in our discretion, and may change frequently. For information on the initial DPSC, Precision Rates and Caps we currently offer for newly issued Contracts, see our website at www.allianzlife.com/iaadvrates. For newly issued Contracts, we publish any changes to the initial DPSC, Precision Rates and Caps on our website at least seven calendar days before they take effect. These initial DPSC, Precision Rates and Caps may change before your Index Effective Date. The minimum DPSC, Precision Rate and Cap is 1.50% for the entire time you own your Contract. ~~Precision Rates and Caps can be different for different Index Options.~~ We inform you of the initial DPSC, Precision Rates and Caps for your Contract in the Index Options Statement, which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index values on the Index Effective Date and each subsequent Index Anniversary. We use these Index values to determine Index Returns and Credits.

~~Once~~Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy.

Similarly, once we issue your Contract, we can change the renewal DPSC, Precision Rates and Caps annually on each Index Anniversary, in our discretion. We will send you a letter at least 30 days before each Index Anniversary. This letter advises you that your current DPSC, Precision Rates and Caps are expiring on the upcoming Index Anniversary, and the renewal DPSC, Precision Rates and Caps for the next Index Year will be available for your review in your account on our website at least seven calendar days before the upcoming Index Anniversary. We also have a link to your Contract information with your renewal DPSC, Precision Rates and Caps on our website at www.allianzlife.com/iaadvrates. Your Index Options Statement that we mail on each Index Anniversary will include the actual renewal DPSC, Precision Rates and Caps you received for the current Index Year. The Index Anniversary letter also reminds you of your opportunity to transfer Contract Value from the Variable Options to the Index Options, or rebalance your Index Option Values, on the upcoming anniversary. We must receive your transfer instructions in Good Order at our Service Center by the end of the last Business Day before your Index Anniversary. If we do not receive transfer instructions from you, your Index Option Value will remain allocated to your existing Index Options at the renewal DPSC, Precision Rates and Caps. A request is in "Good Order" when it contains all the information we require to process it. Our Service Center is the area of our company that issues Contracts and provides Contract maintenance and routine customer service.

- The DPSC, Precision Rates and Caps may be different for newly issued Contracts and for inforce Contracts, even if the Contracts have Index Effective Dates with the same month and day. The initial DPSC, Precision Rates and Caps for newly issued Contracts may be higher or lower than the renewal DPSC, Precision Rates and Caps for inforce Contracts. However, all inforce Contracts with Index Effective Dates in the same date range will receive the same renewal DPSC, Precision Rates and Caps.

   For example, if on January 1, 2019 we ~~declared~~set initial and renewal Caps for the Index Performance Strategy Index Option using the S&P 500® Index for Contracts with Index Effective Dates of January 7 through February 3, these Caps might hypothetically be as follows: 13% for newly issued Contracts, 14% for inforce Contracts issued in 2018, and 12% for inforce Contracts issued in 2017.

- If your Contract is still within its Free Look/Right to Examine period you may be able to take advantage of any increase in initial DPSC, Precision Rates or Caps for newly issued Contracts by cancelling your existing Contract and purchasing a new Contract.

What Factors Impact the DPSC, Precision Rates and Caps?

The DPSCs, Precision Rates and Caps will vary depending upon a variety of factors, including our hedging strategies and investment performance, your Index Effective Date, and the level of interest rates and volatility on your Index Effective Date and on Index Anniversaries. The DPSCs, Precision Rates, and Caps are also affected by the amount of money available to us through Contract charges to purchase hedging instruments.

While initial and renewal DPSCs, Precision Rates and Caps may be affected by a variety of factors including, for example, a change in the current level of interest rates, the effect of a change in interest rates or other market conditions on the DPSCs, Precision Rates and Caps may not be direct or immediate. There may be a lag in changes to DPSCs, Precision Rates and Caps. In a rising interest rate environment, increases in Caps, if any, may be substantially slower than increases in interest rates.

(For more information see section 7, Index Options.)

How ~~do~~Do the Index-Linked Crediting Methods Compare?

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest risk/return potential, and provides the most protection. You cannot lose money that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.

Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will ~~always~~generally be greater than the DPSC, ~~and~~though they will be less than the Index Performance Strategy Caps. However, in extreme market environments it is possible that all rates will be equal and reduced to the minimum of 1.50%. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The Buffer has protection for smaller negative returns, but also has the potential for the largest loss in any one year. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffer. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year. The Index Precision Strategy and Index Performance Strategy have protection for smaller negative market movements, but they also have the potential for the largest loss in any one year.

Comparison of Crediting Methods				
	Index Protection Strategy	**Index Precision Strategy**	**Index Performance Strategy**	**Index Guard Strategy**
What is the growth opportunity?	Offers the least growth opportunity as the DPSC will ~~always~~generally be less than the Precision Rate and the Index Performance Strategy Cap. You receive the DPSC if the Index's current value is equal to or greater than its value from one year ago.	~~Offers~~Generally offers more growth opportunity than the Index Protection Strategy, but less than the Index Performance Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on Precision Rates and Cap rates. You receive a Performance Credit equal to the Precision Rate if the Index's current value is equal to or greater than its value from one year ago.	~~Offers~~Generally offers more growth opportunity than the Index Protection Strategy or Index Precision Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on Cap rates. Positive Index Returns are limited by the Cap.	~~Offers~~Generally offers more growth opportunity than the Index Protection Strategy. Growth opportunity may be more or less than what is available with the Index Precision Strategy or Index Performance Strategy depending on Precision Rates and Cap rates. Positive Index Returns are limited by the Cap.
What is the asset protection?	Offers the most protection. You cannot ~~loose~~lose assets based on a loss in Index value. If the Index loses value, you do not receive a Credit.	Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Performance Strategy depending on Buffer rates. A percetage of negative Index Returns are absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.	Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Precision Strategy depending on Buffer rates. A percetage of negative Index Returns are absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.	Offers protection from significant negative market movements, but is sensitive to smaller negative market movements that persist over time. Permits negative Performance Credits down to the Floor.
What can change within a Crediting Method?	The DPSC is subject to a 1.50% minimum. Initial DPSCs for newly issued Contracts can change frequently. Your initial DPSC is set on the Index Effective Date. We can change your renewal DPSC annually on each Index Anniversary.	The Precision Rates are subject to a 1.50% minimum, and the Buffers subject to a 5% minimum. The Buffers and initial Precision Rates for newly issued Contracts can change frequently. Your initial Precision Rates are set on the Index Effective Date. We can change your renewal Precision Rates annually on each Index Anniversary, but we set your Buffers on the Issue Date and we cannot change them.	The Caps are subject to a 1.50% minimum, and the Buffers subject to a 5% minimum. The Buffers and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we set your Buffers on the Issue Date and we cannot change them.	The Caps are subject to a 1.50% minimum, and the Floors subject to a -25% minimum. The Floors and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we set your Floors on the Issue Date and we cannot change them.

NOTE:

- *The DPSC, Precision Rates, and Caps may vary substantially based on market conditions.*
- *Precision Rates, Caps, Buffers and Floors can all be different~~.~~. For example, Caps for ~~each Index.~~*

~~● Buffers can be different between~~ *the Index ~~Precision~~Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index ~~Performance Strategy.~~*

~~●~~ *, and Caps for the S&P 500® Index can be different between the Index ~~Peformance~~Performance Strategy and Index Guard Strategy.*

How Can I Allocate My Purchase Payments?

You can allocate your Purchase Payments to any or all of the available Allocation Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary.

NOTE: If you allocate an additional Purchase Payment to the Index Options, we place that allocation in the AZL Government Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Government Money Market Fund to the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?

The Contract provides the following values.

- The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.

- The Variable Account Value is the sum of the values in your selected Variable Options. It includes the deduction of Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, and product fee. Your Variable Account Value changes daily based on the performance of your selected Variable Options.

- The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option by applying a Daily Adjustment to the Index Option Base (which is the amount you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. Any amounts removed from these Index Options during the Index Year **do not** receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Precision Rate or Cap and Buffer, or Cap and Floor. If you take a withdrawal, annuitize the Contract, transfer out of Index Options to the Variable Options, or if we pay a death benefit each Index Option Value for each Crediting Method also includes any increase from the Alternate Minimum Value, if higher. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

During the Index Year the Index Protection Strategy Index Option Value does not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive the DPSC. On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index value subject to the Precision Rate or Cap and losses in Index value either greater than the Buffer, or losses down to the Floor. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formulas in Appendix B. The Proxy Investment is an investment tracking mechanism designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Precision Rate or Cap and Buffer, or Cap and Floor). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or loss would be if the investment were held until the Index Anniversary. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

When the Daily Adjustment is positive, your Index Option Value has increased since the beginning of the year; when it is negative, your Index Option Value has decreased (excluding the effect of any partial withdrawal or the deduction of Contract expenses). For the Index Precision Strategy and Index Performance Strategy, the Daily Adjustment is generally negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. For the Index Guard Strategy, the Daily Adjustment is generally negatively affected by decreases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will not be equal to the Precision Rate or Cap until the next Index Anniversary.

For more information see section 6, Valuing Your Contract, section 7, Index Options, and Appendix B. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(b) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.

How Do We Apply Credits to the Index Options?

We calculate and apply Credits on the Index Anniversary based on the Index values and the Index Returns. Positive Credits are not guaranteed, and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy.

Under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy you can lock in the current Index Option Value on any Business Day during the Index Year by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options. A Performance Lock applies to the total Index Option Value (including any Daily Adjustment) in an Index Option, and not just a portion of that Index Option Value. After the Business Day we process your request to lock in an Index Option Value (Lock Date), Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:
- **Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses** ~~**receive the Daily Adjustment, but**~~ **do not receive** ~~**a**~~ **the DPSC or a Performance Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for the DPSC or a Performance Credit** ~~**, subject to the Precision Rate and Buffer for**~~ **on the next Index Anniversary. Performance Credits under the Index Precision Strategy,** ~~**Cap and Buffer for the**~~ **Index Performance Strategy** ~~**Index Options, or the Cap and Floor for the**~~ **and Index Guard Strategy** ~~**Index Options**~~**are subject to the Precision Rate or Cap and Buffer, or Cap and Floor.** Contract expenses include the product fee, the contract maintenance charge and any applicable withdrawal charge.
- If you take a partial withdrawal ~~from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option~~ on any day other than an Index Anniversary, we first calculate the Index Option Value ~~and apply~~(which includes the Daily Adjustment~~,~~ under the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option), then compare the percentage of Index Option Value withdrawn to an equivalent percentage of its Alternate Minimum Value and pay you the greater of these two amounts.

Can My Contract Lose Value Because of Negative Changes in an Index's Value?

If you select the Index Protection Strategy, your Contract cannot lose value due to negative Index Returns. However, if you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, your Contract can lose value due to negative Index Returns. **These losses could be significant.**

Can I Transfer Index Option Value Between the Allocation Options?

On each Index Anniversary you can transfer Variable Account Value to the available Index Options and you can reallocate your Index Option Values. On every sixth Index Anniversary you can transfer Index Option Value to the Variable Options. At the end of the six-year term, we allow you to transfer all of the money in the Index Options to the Variable Options, even if a portion of that money was added after the start of the six-year term, and has been allocated to the Index Options for less than six years.

~~Renewal~~Initial and renewal Precision Rates, Caps and the DPSC may vary significantly from year to year. There are a variety of factors that may affect Precision Rates, Caps and the DPSC including market volatility, the price and availability of hedging instruments, the level of interest rates, utilization of Contract benefits by Owners, and our profitability goals.

We manage our obligation to provide Credits in part by trading call and put options, and other derivatives on the available Indices. The costs of the call and put options and other derivatives vary based on market conditions, and we may adjust future renewal DPSCs, Precision Rates and Caps to reflect these cost changes. The primary factor affecting the differences in the initial DPSC, Precision Rates and Caps for new business and renewal DPSCs, Precision Rates and Caps for inforce Contracts is the difference in what we can earn from these investments for new business versus what we are earning on the investments that were made, and are being held to maturity, for inforce Contracts. In some instances we may need to reduce the DPSC, Precision Rates and Caps for new business and inforce Contracts, or we may need to replace an Index on the Contract. You bear the risk that we may reduce the DPSC, Precision Rates and/or Caps, which reduces your opportunity to receive positive Credits. You also bear the risk that the Buffers and Floors we declare on the Issue Date are small, which increases the risk that you could receive negative Performance Credits and incur losses.

For more information about how we set Buffers, Floors, the DPSC, Precision Rates and Caps, see the "What Are the Index-Linked Crediting Methods and How Do They Work?" discussion in the Summary section of this prospectus.

INVESTMENT IN DERIVATIVE SECURITIES

The Index Options are supported by bonds and other fixed income securities used to support the Contract guarantees, cash, and derivative hedging instruments used to hedge the movements of the applicable Index.

At Contract issue, we invest a substantial majority of the initial Contract Value allocated to the Index Options in fixed income securities, with most of the remainder invested in derivative hedging securities. The derivative securities are purchased to track and hedge Index movements and support our obligations with regard to the Index Options. The derivative securities we purchase include put options, call options, futures, swaps, and other derivatives.

We manage the hedging securities used to support the Index Protection Strategy differently than we do the hedging securities used to support the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. The Index Protection Strategy purchases derivative securities within the general account. In contrast, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy purchases derivative securities within an unregistered separate account. For these Crediting Methods, we move assets between the general account and the unregistered separate account during the Index Year based on Index performance. We typically transfer assets between these accounts if there is a 10% incremental change in year-to-date Index performance. For these Crediting Methods, this starts at a -10% decrease in the market. We monitor year-to-date Index performance daily and change allocations daily if needed based on this 10% increment. For more information on our unregistered separate account backing the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy, see section 13, Other Information – Our Unregistered Separate Account.

We currently limit our purchase of derivative securities to liquid securities. However, like many types of derivative securities, these securities may be volatile and their price may vary substantially. In addition, because we pay Credits regardless of the performance of derivative securities we purchase, we may incur losses on hedging mismatches or errors in hedging. Our experience with hedging securities may affect new business rates for Buffers, Floors, the DPSC, Precision Rates and Caps, and may also affect renewal DPSCs, Precision Rates and Caps.

Certain Variable Options may also invest in derivative securities. For more information on these investments, see the Variable Option prospectuses.

VARIABLE OPTION RISK

The Variable Options do not provide any protection against loss of principal. You can lose some or all of the money you allocate to the Variable Options.

OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY

We make Annuity Payments and apply Credits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. The assets in our unregistered separate account, Separate Account IANA, that hold a portion of any assets you allocate to the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are also subject to claims by our creditors. This does not apply to the Texas unregistered separate account, Separate Account IATX. You can obtain information on our financial condition by reviewing our financial statements in this prospectus.

information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.

Variable Options may add or change policies designed to restrict market timing activities. For example, Variable Options may impose restrictions on transfers between Variable Options in an affiliated group if the investment adviser to one or more of the Variable Options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a Variable Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Variable Options' prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Variable Option restrictions and actions taken by the Variable Options' managers.

NOTE: This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and how we apply trading restrictions, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a person is engaging in potentially disruptive trading, we may revoke that person's electronic transfer privileges and require all future requests to be sent by first-class U.S. mail. In the alternative, if the disruptive trading affects only a single Variable Option, we may prohibit transfers into or Purchase Payment allocations to that Variable Option. We notify the person or entity making the potentially disruptive trade when we revoke any transfer privileges.

The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.

FINANCIAL ADVISER FEES

If you have ~~an investment~~a financial adviser and want to pay ~~their fees~~your financial adviser fee from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee and pay it to your financial adviser. **We treat this fee payment as a withdrawal. These withdrawals will be subject to any applicable withdrawal charge and will be withdrawn proportionately from each Allocation Option unless you provide us with alternate instructions.** However, we do not deduct withdrawal charges from the Variable Options. Amounts withdrawn from the Index Options available under Index Precision Strategy, Index Performance Strategy and Index Guard Strategy on any day other than an Index Anniversary also receive the Daily Adjustment.

~~Financial adviser fees paid from a Non-Qualified Contract will be a taxable withdrawal to the extent that gain exists within the Contract.~~ Financial adviser fees paid from a Non-Qualified Contract will be a taxable withdrawal to the extent that gain exists within the Contract. If any Owner is under age 59½, withdrawals may be subject to a 10% additional federal tax.

Financial adviser fees paid from an IRA will not be treated as a taxable withdrawal as long as the annuity contract is solely liable for the payment of the financial adviser fee. You should consult a tax adviser regarding the tax treatment of financial adviser fee payments.

Your investment adviser acts on your behalf, not ours. We are not party to ~~your advisory~~any agreement ~~or~~between you and your financial adviser, nor are we responsible for your financial adviser's actions. We do not set your financial adviser's fee or receive any part of it. Any financial adviser fee you pay is in addition to this Contract's fees and expenses. You should ask your financial adviser about compensation they receive for this Contract. Allianz Life is not an investment adviser, and does not provide investment advice in connection with sales of the Contract. We are not a fiduciary to you, and do not make recommendations or assess suitability.

You can submit a written request to our Service Center on a form satisfactory to us to allow your financial adviser to make Variable Option transfers on your behalf. However, we reserve the right to review an financial adviser's trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the financial adviser's trading history indicates excessive trading, we can deny your request. If we approve it, your financial adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.

7. INDEX OPTIONS

When you allocate money to the Index Options you earn Credits based on the Index Option you select. Each Index Option is the combination of a Crediting Method and an Index.

Crediting Methods		Indices Currently Available
Index Protection Strategy	with….	S&P 500® Index
Index Precision Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®
Index Performance Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®
Index Guard Strategy	with….	S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50®

The Index Protection Strategy is not currently available to Contracts issued in Delaware, Missouri or Washington. If your Contract is issued in Delaware, Missouri or Washington, only the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are available to you. For more information on the Indices, see Appendix A.

The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest risk/return potential, and provides the most protection. You cannot lose money that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.

Although the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy offer higher potential returns than the Index Protection Strategy, you can lose money that you allocate to these Crediting Methods due to negative Index performance **and these losses could be significant**. Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rate will always be greater than the DPSC, and less than the Index Performance Strategy Caps. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffer, and for the Index Guard Strategy by the Floor. The Buffer has protection for smaller negative returns, but also has the potential for the largest loss in any one year. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffer. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year. The Index Precision Strategy and Index Performance Strategy have protection for smaller negative market movements, but they also have the potential for the largest loss in any one year.

The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries, and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge during the Index Year. Positive Credits are not guaranteed, and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy. **A negative Performance Credit means that you can lose money.** We apply Credits on Index Anniversaries. On Index Anniversaries each Index Option Value also increases with any additional Purchase Payment allocated or Contract Value transferred into an Index Option and decreases with any transfer out of an Index Option.

On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy is valued by using the Daily Adjustment. The Daily Adjustment estimates the present value of positive or negative Performance Credits on the next Index Anniversary. The Daily Adjustment is based on your agreement to be exposed to gains in Index value subject to the Precision Rate or Cap and losses in the Index value either greater than the Buffer or losses down to the Floor on the next Index Anniversary. The Daily Adjustment is a calculation mechanism by which Index Option Values are established each Business Day for purposes of computing amounts available for full or partial withdrawals, an annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in an adjustment up or down from the preceding Index Anniversary or Index Effective Date.

If you take a withdrawal, annuitize the Contract, transfer Contract Value from an Index Option to a Variable Option, or if we pay a death benefit, we calculate the Alternate Minimum Value for each Index Option Value in all Crediting Methods. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR: **Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive ~~a~~the DPSC or a Performance Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for ~~a~~the DPSC or a Performance Credit on the next Index Anniversary. Performance Credits under Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are subject to the Precision Rate or Cap and Buffer, or Cap and Floor.**

DETERMINING INDEX OPTION VALUE FOR THE <u>INDEX PROTECTION STRATEGY</u>

On any Business Day, the Index Protection Strategy's Index Option Value is equal to the amounts you allocate to the Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the Index Option Base. The Daily Adjustment does not apply to the Index Protection Strategy, but the Alternate Minimum Value does.

On the Index Effective Date both the Index Option Value and the Index Option Base for the Index Protection Strategy Index Option is equal to either:

- the amount of your initial Purchase Payment you allocated to the Index Option if the Index Effective Date is the Issue Date, or
- the amount of Variable Account Value you allocated to the Index Option.

At the end of each Business Day other than the Index Effective Date or Index Anniversary during the Index Year, we reduce the Index Option Value by the dollar amount withdrawn from the Index Option for partial withdrawals you request and Contract expenses we deduct (any withdrawal charge, product fee and/or contract maintenance charge).

- We deduct partial withdrawals and Contract expenses from the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option.
  - The percentage is equal to the Index Protection Strategy Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.
- However, if you specifically direct us to take a partial withdrawal from the Index Protection Strategy Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.
  - Although you can specify from which Allocation Option we deduct a partial withdrawal (including any withdrawal charge), you cannot make the same request for other Contract fees and expenses. The withdrawal charge only applies to amounts withdrawn from the Index Options, so **there is a financial disadvantage to taking a withdrawal from the Index Options, compared to taking a withdrawal from the Variable Options.**
- We then set the Index Option Base equal to its Index Option Value.

On each Index Anniversary we first determine if you receive the DPSC. If the Index's current value is less than its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), you do not receive the DPSC. If the Index's current value is equal to or greater than its value on the last anniversary, you receive the DPSC as follows.

- We multiply the Index Option Base by its DPSC and add this amount to the Index Option Base.
- Then we set the Index Option Value equal to the Index Option Base.

WAIVER OF WITHDRAWAL CHARGE BENEFIT

After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take ~~a withdrawal~~withdrawals and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We must receive proof of confinement in Good Order for each withdrawal before we waive the withdrawal charge.

> *NOTE FOR CONTRACTS ISSUED IN:*
> - **Massachusetts –** The waiver of withdrawal charge benefit is not available.
> - **New Hampshire –** The definition of nursing home is an institution operated in accordance with state law.
> - **Pennsylvania –** The waiver is not available if on the Issue Date, an Owner was confined to a nursing home or was already diagnosed with a terminal illness. Also, the nursing home confinement requirement is a total of 90 days within a six month period. These 90 days do not need to be consecutive.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone transfers or payments for withdrawals for any period when:
- the New York Stock Exchange is closed (other than customary weekend and holiday closings);
- trading on the New York Stock Exchange is restricted;
- an emergency (as determined by the SEC) exists as a result of which disposal of the Variable Option shares is not reasonably practicable or we cannot reasonably value the Variable Option shares; or
- during any other period when the SEC, by order, so permits for the protection of Owners.

10. THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value (less the final product fee, final contract maintenance charge, and any applicable withdrawal charge).

Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can apply your Contract Value to regular periodic fixed annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)' age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)' age or gender, we recalculate the Annuity Payments based on the correct age or gender.

CALCULATING YOUR ANNUITY PAYMENTS

We base Annuity Payments upon the following:
- The Contract Value on the Annuity Date.
- The age of the Annuitant and any joint Annuitant on the Annuity Date.
- The gender of the Annuitant and any joint Annuitant where permitted.
- The Annuity Option you select.
- Your Contract's interest rate (or current rates, if higher) and mortality table.

If the Annuity Date is not an Index Anniversary and you selected the Index Performance Strategy or Index Guard Strategy, Contract Value includes the Daily Adjustment. Contract Value also includes any increase from the Alternate Minimum Value if you selected any of the available Index Options. If you annuitize on any day other than a Contract Anniversary and you selected the Index Protection Strategy, the DPSC for the current Index Year is not applied to your Annuity Payments. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payout option period that you selected, except as provided under Annuity Option 3. The contract maintenance charge is deducted proportionately from each Annuity Payment, unless your Contract Value on the last Business Day before the Annuity Date is at least $100,000.